UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to _________.
Commission File Number 1-8462

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GRAHAM CORORATION EMPLOYEE STOCK PURCHASE PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Graham Corporation
20 Florence Avenue
Batavia, New York 14020

GRAHAM CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee
Graham Corporation Employee Stock Purchase Plan
We have audited the accompanying statement of net assets available for benefits of the Graham Corporation Employee Stock Purchase Plan as of March 31, 2011, and the related statement of changes in net assets available for benefits for the period since inception (September 1, 2010) through March 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Graham Corporation Employee Stock Purchase Plan as of March 31, 2011, and the changes in its net assets available for benefits for the period since inception (September 1, 2010) through March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.
/s/ EFP Rotenberg, LLP
EFP Rotenberg, LLP
Rochester, New York
June 24, 2011

GRAHAM CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Batavia, New York

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

March 31,	2011

ASSETS

Cash and Cash Equivalents	$98,415

Total Assets	98,415

LIABILITIES

Payable to Participants	98,415

Total Liabilities	98,415

Net Assets Available for Benefits	$0

GRAHAM CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Batavia, New York

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

From Inception (September 1, 2010) to March 31,	2011

Additions to Net Assets

Employee Contributions	$262,364

Total Additions	262,364

Deductions from Net Assets

Cost of Shares Purchased	163,949
Payable to Participants	98,415

Total Deductions	262,364

Net Change in Net Assets	0

Net Assets Available for Benefits — Beginning of Period	0

Net Assets Available for Benefits — End of Period	$0

GRAHAM CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 2011 AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 2010) TO
MARCH 31, 2011
1. THE PLAN
ACCOUNTING PRINCIPLES — The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.
General — On July 29, 2010, the Company’s stockholders approved the Graham Corporation Employee Stock Purchase Plan (the “Plan”). The Plan’s first offering period was from September 1, 2010 through December 31, 2010. The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986, pursuant to which the Plan is not subject to taxation. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.
The Plan covers all the U.S. based employees of Graham Corporation (the “Company”) and U.S. based employees of any future U.S. subsidiary of the Company.
Contributions — Participants may make contributions to the Plan through payroll deductions for the purpose of purchasing the Company’s common stock. The Plan operates with separate consecutive six-month periods with the following offering dates: January 1, and July 1. The Plan will continue to operate in this manner until such time as the Plan is amended or terminated (see Note 2).
Share Purchase and Withdrawals — Participants are granted the option to purchase shares of the Company’s common stock from the Company at 85% of the fair market value on the last or first business day of the six-month periods ending June 30 and December 31. If, prior to the end of any period, a participant elects to withdraw from the Plan or has been terminated, the Plan refunds any amounts withheld in that period plus any carryover from the previous period. Security transactions are accounted for as of the trade date. Participants of the Plan purchased 13,351 shares of the Company’s common stock during the period from inception (September 1, 2010) to March 31, 2011. Under the Plan, 186,649 shares are reserved for future issue. Refunds from participant withdrawals have not been significant. The maximum number of shares that will be offered under the Plan is 200,000.
Limitations — Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company are not permitted to subscribe for any shares under the Plan. Additionally, participants are prohibited from purchasing shares through the Plan with an aggregate fair market value in excess of $25,000 in any one calendar year or an annual share maximum limit of 5,000 shares.
Plan Administration — All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

GRAHAM CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
AS OF MARCH 31, 2011 AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 2010) TO
MARCH 31, 2011
2. TERMINATION OF THE PLAN
The Plan shall terminate at the earliest of the following:
•	The purchase date that participants become entitled to purchase a number of shares greater than the number of shares remaining available for purchase under the Plan

•	A date specified by the Board of Directors in its sole discretion.
In the event of termination, all amounts in an employee’s payroll deduction account that are not used to purchase common stock will be refunded to the participant.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Graham Corporation Employee Stock Purchase Plan
by: Graham Corporation, Plan Administrator
by: /s/ Jeffrey Glajch
Vice President-Finance & Administration and
Chief Financial Officer Date: June 24, 2011

Exhibit Index

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm